UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-3

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

RIVER ROCK ENTERTAINMENT AUTHORITY

(Name of applicant)

3250 Highway 128 East
Geyserville, California 95441

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
9% Senior Notes due 2011 and 8% Senior Notes due 2018	Up to $200,000,000

9 3/4% Senior Notes due 2018	$200,000,000

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

David Fendrick
Chief Executive Officer
River Rock Entertainment Authority
3250 Highway 128 East
Geyserville, California 95441
(707) 857-2777

Copies to:

Randolph A. DelFranco Holland & Knight LLP 31 W. 52nd Street New York, New York 10019 Phone: (212) 513-3282 Fax: (212) 385-9010	Jerome L. Levine Holland & Knight LLP 400 South Hope Street, 8th Floor Los Angeles, CA 90071 Phone: (213) 896-2565 Fax: (213) 896-2450

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

The Applicant, River Rock Entertainment Authority, filed its original applications for qualification of indentures on Form T-3 with the Securities and Exchange Commission on November 21, 2011 (the “Original T-3”).  This Amendment No. 1 to the Original T-3 is being filed to (i) file an amendment to the Applicant’s Offering Circular and Consent Solicitation Statement dated November 18, 2011 (the “Amendment to Offering Circular”), (ii) file a revised form of New Indenture to replace the form of New Indenture previously filed as Exhibit T3C.2 to the Original T-3, (iii) file a revised form of First Supplemental Indenture to replace the form of First Supplemental Indenture previously filed as Exhibit T3C.3 to the Original T-3, (iv) make technical edits to the cover and to the text of the Original T-3 in conformity with technical edits implemented by the Amendment to Offering Circular, and (v) reflect the filing of the forgoing new exhibits under the “Contents of Application for Qualification” section of the Original T-3.

The description of the New Series B Notes as “7½% tax-exempt Series B Senior Notes due 2018 (CUSIP No. 768369AG5),” under “Section 2. Securities Act Exemption Applicable” of the Original T-3 is amended to read “8% tax-exempt Series B Senior Notes due 2018 (CUSIP No. 768372AA2).”

Except as otherwise set forth herein, the information set forth in the Original T-3 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original T-3.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises —

(a)                                  Pages numbered 1 to 16, consecutively, as amended by this Amendment No. 1 to the Original T-3.

(b)                                 The statement of eligibility and qualification of each trustee under the indentures to be qualified.

(c)                                  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A

Dry Creek Rancheria Band of Pomo Indians Ordinance No. 03-10-25-003 setting forth the River Rock Entertainment Authority Act of 2003 (filed as Exhibit 3.1 to the Applicant’s Registration Statement on Form S-4 (the “Form S-4”), filed with the SEC on May 5, 2004 (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3B.1

Dry Creek Rancheria Band of Pomo Indians Tribal Council Resolution No. 03-10-25-002 (the River Rock Entertainment Authority and Bond Resolution Act) approving, among other things, creation of the River Rock Entertainment Authority (filed as Exhibit 3.2 to the Authority’s Registration Statement on Form S-4, filed with the SEC on May 5, 2004 (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3B.2

Dry Creek Rancheria Band of Pomo Indians Ordinance No. 97-08-04, as amended October 25, 2003, authorizing and regulating gaming on the Dry Creek Band of Pomo Indians Rancheria (filed as Exhibit 3.3 to the Form S-4, and incorporated by reference herein)

Exhibit T3C.1

Indenture, dated as of November 7, 2003, among the Tribe, the Applicant and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Authority’s Registration Statement on Form S-4, filed with the SEC on May 5, 2004) (SEC File No. 333-115186), and incorporated by reference herein)

Exhibit T3C.2	Form of New Indenture among the Applicant, the Tribe and Deutsche Bank Trust Company Americas as trustee*

Exhibit T3C.3

Form of First Supplemental Indenture among the Tribe, the Applicant and U.S. Bank National Association, as trustee (included as Annex A to the Amendment to Offering Circular and Consent Solicitation Statement dated December 6, 2011 in Exhibit T3E.4)

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Circular and Consent Solicitation Statement dated November 18, 2011†

Exhibit T3E.2	Letter of Transmittal and Consent dated November 18, 2011†

Exhibit T3E.3	Form of Amendment No.1 to Pledge and Security Agreement among the Tribe, the Applicant and U.S. Bank National Association (included as Annex B to the Offering Circular in Exhibit T3E.1)†

Exhibit T3E.4	Amendment to Offering Circular and Consent Solicitation Statement dated December 6, 2011*

Exhibit T3F.1

Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.2)

Exhibit T3F.2

Cross reference sheet showing the location in the First Supplemental Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3E.4)

Exhibit T3G.1	Statement of eligibility and qualification of Deutsche Bank Trust Company Americas under the New Indenture†

Exhibit T3G.2	Statement of eligibility and qualification of U.S. Bank National Association under the First Supplemental Indenture†

*Filed herewith

†Previously filed

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, River Rock Entertainment Authority, a government instrumentality of the Dry Creek Rancheria Band of Pomo Indians, a federally recognized Indian tribe, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Geyserville, and State of California, on the 6th day of December, 2011.

(SEAL)

			By:	/s/ David Fendrick
				Name:	David Fendrick
				Title:	Chief Executive Officer

Attested By:	/s/ Joseph Callahan
	Name:	Joseph Callahan
	Title:	Chief Financial Officer